SECURITIES AND EXCHANGE COMMISSION
RECEIVED

DEC 3 0 2008

DIVISION OF MARKET REGULATION

SECURITIES ... ON

08033424

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2007 (MM/DD/YY) AND ENDING October 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Options LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, Suite 688
(No. and Street)

Chicago (City) Illinois (State) 60614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D'Anna (312) 244-2504
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 1 6 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, William D'Anna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Options LLC, as of October, 31 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William D'Anna - Treasurer
Title

Notary Public

OFFICIAL SEAL
MICHAEL D PIERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/11

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

0711-0882346

TD Options LLC

Statement of Financial Condition

Year Ended October 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Member
TD Options LLC

We have audited the accompanying statement of financial condition of TD Options LLC (the Company) as of October 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of TD Options LLC at October 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
December 19, 2008

TD Options LLC

Statement of Financial Condition

October 31, 2008

Assets	
Cash	$ 399,737
Securities owned	152,430,567
Derivative contracts	187,897,205
Receivable from clearing broker	96,721,297
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $6,554,803	291,632
Exchange memberships	16,918,991
Pension and postretirement benefit obligations	814,052
Other assets	670,530
Other assets – affiliate	818,936
Total assets	$ 456,962,947
Liabilities and member's deficit	
Securities sold, not yet purchased	$ 93,319,023
Derivative contracts	150,537,925
Bank loans payable – affiliates	73,882,331
Lease payable	195,064
Accounts payable and other liabilities	12,366,879
Accounts payable and other liabilities – affiliate	601,658
	330,902,880
Subordinated borrowings – affiliates	200,000,000
Total liabilities	530,902,880
Member's deficit	(73,939,933)
Total liabilities and member's deficit	$ 456,962,947

See accompanying notes.

1. Organization and Nature of Business

Nature of Operations

TD Options LLC (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a Delaware limited liability company. The Company is primarily a market maker/specialist buying, selling, and dealing as principal in U.S. exchange-traded securities and derivative financial instruments.

The Company was formed on January 17, 2002, in connection with the purchase of certain net assets of several broker-dealer entities by TD Equity Options, Inc. (TD Equity). The Company is a wholly owned subsidiary of TD Equity, which is an indirect, wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank). The Company commenced operations on March 1, 2002. The Company is economically and financially dependent on TD Equity and TD Bank.

The Company is authorized to have Class A, B and C unit holders. Throughout the year ended October 31, 2008, only Class A shares were outstanding. The Class A units carry all voting rights. TD Equity was the only Class A member as of October 31, 2008, and as prescribed by the Agreement, the net loss was allocated fully to TD Equity.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned and Equity Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased consist of equities and are stated at fair value with related realized and unrealized gains and losses reflected in principal transactions in the statement of operations. Fair value is based on listed market prices. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities subject to certain limitations.

2. Significant Accounting Policies (continued)

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts (derivatives) for trading. Derivatives traded include options and are recorded at fair value. Fair values are based on quoted market prices. Realized and unrealized gains and losses on derivatives are reflected in principal transactions in the statement of operations.

Receivable From, and Payable to, Clearing Broker

Amounts receivable and payable for securities transactions that have not reached the contractual settlement date are recorded net in receivable from broker-dealer in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary positions subject to collateral maintenance requirements.

Fair Value of Financial Instruments

Securities owned, securities sold, not yet purchased, and derivative contracts are reflected at fair value in the statement of financial condition. Financial instruments carried at cost, which approximates fair value, on the statement of financial condition include receivable from clearing broker, bank loans payable, and subordinated borrowings.

The carrying amount of subordinated borrowings closely approximates fair value based upon rates of interest available to the Company at October 31, 2008.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, the member is liable for federal and state income taxes on its share of taxable income.

Lease Payable

Rent expense is recognized on a straight-line basis pursuant to Statement of Financial Accounting Standards (SFAS) No. 13, *Accounting for Leases*. The lease payable represents unamortized portions of tenant improvement amounts received from the less/or and future rent escalation.

2. Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Furniture and computer software are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the lesser of their respective lease term or useful life using the straight-line method.

Retirement Plan

The retirement plan consists primarily of contributions made by the Company to the defined-benefit pension plan sponsored by TD Bank.

Exchange Memberships

The Company's exchange memberships represent an ownership interest in the exchanges and provide the Company with the right to conduct business as a broker-dealer on the exchanges. The exchange memberships are recorded at cost or, if any other-than-temporary impairment revalue has occurred, at a value that reflects cost less management's estimate of the impairment.

3. Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the method used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning November 1, 2008. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivatives Instruments and Hedging Activities – an amendment of FASB Statement No. 133.* SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities requiring entities to provide enhanced disclosures with the intent to provide users of financial statements with a better understanding of: (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related

3. Recently Issued Accounting Standards (continued)

interpretations; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company will add disclosures next year.

4. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into various transactions involving derivative contracts and other off-balance-sheet instruments. The derivative contracts include exchange-traded options and futures. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative contracts as part of its market-making and trading activities.

Derivative contracts are valued at fair value, and the related profit or loss is reflected in principal transactions on the statement of operations. The fair value of derivative contracts at October 31, 2008, consisted of the following:

	Assets	Liabilities
Options	$187,897,205	$150,537,925
	$187,897,205	$150,537,925

These derivative contracts expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

4. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and option transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company has accounts with one bank and one clearing broker-dealer located in the United States. In the event the clearing broker-dealer does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the solvency of its clearing broker-dealer.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at October 31, 2008, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to October 31, 2008. To manage this market risk, the Company may hold securities which can be used to settle these obligations and monitors its market exposure daily, adjusting positions as deemed necessary.

5. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warrants that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

6. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FASB Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Such contracts include written option contracts that are not settled in cash.

6. Guarantees (continued)

These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of October 31, 2008, the maximum payouts for these contracts are limited to the notional amounts of each contract. The notional value of derivative contracts as of October 31, 2008, was $2.8 billion. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company.

The fair values of all written option contracts as of October 31, 2008, are included in derivative contracts liability on the statement of financial condition.

The Company is contingently liable for the transactions of the broker-dealer in which the Company had an investment.

7. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at October 31, 2008, consisted of the following:

Computer equipment and software	$ 9,000
Capitalized software costs	3,198,730
Leasehold improvements	3,512,862
Furniture	115,843
Less accumulated depreciation and amortization	(6,544,803)
	$ 291,632

8. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of the major securities exchanges. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker. A significant portion of assets and liabilities of the Company reflected in the statement of financial condition are positions with, and amounts receivable or payable from/to, this broker.

9. Lines of Credit

The Company has unsecured line-of-credit agreements with TD Equity and Toronto Dominion Holdings (U.S.A), Inc. (TD Holdings) (collectively, the Lenders). Both agreements are uncommitted lines of credit, subject to annual review and revocation by the Lenders. Under the agreements, the Company may borrow up to $100 million from TD Equity and $2 billion from TD Holdings.

At October 31, 2008, the outstanding balance due to TD Equity was approximately $74 million. There was no outstanding balance due to TD Holdings. At October 31, 2008, the interest rate charged was 4.05%.

10. Subordinated Borrowings

The Company entered into a subordinated loan agreement with TD Holdings on February 11, 2002, and subsequently amended on April 6, 2006 and June 20, 2006, for $50 million, which matures on May 1, 2010, and bears an interest rate of LIBOR plus 1/8 of 1%. On March 15, 2003, and subsequently amended on May 5, 2003, the Company entered into an additional revolving subordinated loan agreement with TD Holdings for amounts up to $100 million, which matures on February 28, 2009, and bears an interest rate of LIBOR plus 1/8 of 1%. On June 5, 2007, the Company entered into a third subordinated loan with TD Holdings for amounts up to $40,000,000, which matures on June 30, 2010, and bears an interest rate of LIBOR plus 1/8 of 1%, On September 30, 2008, the Company entered into a fourth subordinated loan with TD Holdings for amounts up to $50,000,000, which matures on September 30, 2011, and bears an interest rate of LIBOR plus 1/8 of 1%. As of October 31, 2008, $200 million was drawn down against these agreements. All four subordinated loans qualify as equity in computing net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest payable of $15,035 is included in accounts payable and other liabilities – affiliate on the statement of financial condition.

11. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees measured by length of service, compensation, and other factors is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. TD Bank also provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and TD Bank upon reaching normal retirement age. The Company's allocated benefit totaled $814,052 for the year ended October 31, 2008.

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank. The Company's allocated expense totaled approximately $210,000 for the year ended October 31, 2008.

12. Commitments and Contingencies

The Company leases office space under noncancelable lease agreements. On March 8, 2006, the Company entered into a new lease for the period December 1, 2006 – November 30, 2011. At October 31, 2008, minimum annual rental commitments were as follows:

	Occupancy Leases
Year ending October 31:	
2009	$ 764,523
2010	780,379
2011	796,235
2012	66,463
	$ 2,407,600

The Company is a defendant in lawsuits arising from the ordinary course of business. Management of the Company, after consultation with outside counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's results of operations or financial condition.

12. Commitments and Contingencies (continued)

On January 6, 2006, the Company received a request for voluntary production of documents and information in connection with inquiries being conducted by the SEC into specialist trading practices on certain regional and options exchanges. The Company is cooperating with the SEC in connection with this request and has provided documents and information. The Company is in discussions with the SEC concerning the potential resolution of this matter and in connection therewith has accrued $6 million at October 31, 2008, against the possibility that a fine or restitution may be assessed. Actual amounts could differ from this estimate related to this matter.

13. Transactions With Affiliates

Edge Trading Systems LLC (Edge), an affiliate, provides technology support services to the Company. $116,282 is recorded in accounts payable and other liabilities – affiliate on the statement of financial condition, for Edge services rendered. The majority of the Company's execution costs are incurred from TD Professional Execution, Inc., an affiliate, for the year ended October 31, 2008. As of October 31, 2008, $240,000 is included in accounts payable and other liabilities – affiliate on the statement of financial condition.

The Company allocated to Edge finance, executive, human resources, office facilities, and compliance/legal expenses of $1,198,553 for the year ended October 31, 2008, of which $549,612 is included in other assets – affiliate on the statement of financial condition.

The Company allocated to TD Equity finance, executive, human resources, office facilities, and compliance/legal expenses of $103,408 for the year ended October 31, 2008, of which $103,738 is included in other assets – affiliate on the statement of financial condition.

The Company allocated to TD Professional Execution, Inc. finance, executive, human resources, and compliance/legal expenses of $438,551 for the year ended October 31, 2008, of which $165,586 is included in other assets – affiliate on the statement of financial condition.

14. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the *Alternative Net Capital Requirement* of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2008, the Company had net capital, as defined, of $99,499,442, which was $99,249,442 in excess of its required net capital.

14. Net Capital Requirements (continued)

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.

END